For immediate release

Mittal Steel announces organisational restructuring of
European business

8 April 2005 – Mittal Steel Company N.V. (NYSE and Euronext Amsterdam: MT) today announces its intention to merge its Central and Eastern European Operations with its Western European Operations to form one unified European business structure.

Mittal Steel’s business is now focused across three distinct regions, the Americas, Europe and the Rest of the World. In light of this new structure the new combined European business organisation will assume responsibility for the operational management of all European business units and the implementation of the business plan across this region, further improving Mittal Steel’s competitive position in Europe and ensuring that the company captures all possible synergistic opportunities. This new structure will help Mittal Steel to build on its existing position as Europe’s second largest steel producer. Senior management of the newly structured Mittal Steel Europe is as follows:

•	Mr. Roeland Baan, Chief Executive Officer

•	Mr. Gerhard Renz, Chief Operating Officer

•	Mr. Hans Kerkhoven, Chief Financial Officer

•	Dr. Olaf Roman Von Engelhardt, Vice-President Sales & Marketing, Long Products

Additionally, with a view to providing growth and development opportunities for senior management personnel across Mittal Steel’s various European Units the following managerial changes are being implemented:

•	Mr. Frantisek Chowaniec, Chief Executive Officer, Mittal Steel Poland and Vice Chairman of the Supervisory Board, Mittal Steel Ostrava

•	Mr. Gregor Munstermann, Chief Executive Officer, Mittal Steel Ostrava

•	Mr. K.A.P. Singh, Chief Executive Officer, Mittal Steel Galati

•	Mr. Hans Rosenstock, Chief Operating Officer, Mittal Steel Galati

•	Mr. Lutz Bandusch, Chief Executive Officer, Mittal Steel Hamburg

•	Mr. Bernd Webersinke, Chief Executive Officer, Mittal Steel Ruhrort and Mittal Steel Hochfeld

•	Mr. Bernard Laupretre, Chief Executive Officer, Mittal Steel Gandrange and Tréfileurope

Biographies

Mr. Roeland Baan

Mr. Baan is currently CEO of Mittal Steel’s Central and Eastern European operations. His new position as CEO, Mittal Steel Europe, reflects the progress Mr. Baan has made at restructuring Mittal Steel’s CEE operations since joining the company in September 2004 from the global conglomerate SHV Holdings. Mr. Baan has overseen the improvement in cost effectiveness of all CEE operations and enhanced market effectiveness through co-ordinated sales and marketing activity in addition to launching a significant investment programme aimed at expanding and improving CEE operations product portfolios into higher value added products. Prior to joining Mittal Steel, Mr. Baan spent eight years as a member of SHV Holding’s Energy Divisions Executive Committee and was responsible for developing and executing the Group’s strategy across a number of key regions including Europe, South America and the Mediterranean rim.

Mr. Gerhard Renz

Mr. Renz is currently President and COO of Mittal Steel’s Western European operations. His newly expanded position as COO, Mittal Steel Europe is testament to his achievements in running the operational arm of Mittal Steel’s Western European steel plants. He has over 30 years of experience in the steel industry and formerly worked as the Managing Director of Mittal Steel’s German operations. Mr. Renz is a board member of Verein Deutsche Eisenhuttenleute, Wirtschaftsvereinigung Stahl and the European Iron and Steel Institute.

Mr. Hans Kerkhoven

Mr. Kerkhoven is currently CFO of Mittal Steel’s Central and Eastern European operations. His new position as CFO, Mittal Steel Europe will see him take overall responsibility for all European financial matters. Mr. Kerkhoven joined Mittal Steel late last year from Unilever, where he has wide international experience in a variety of positions.

Dr. Olaf-Roman Von Engelhardt

Dr. Von Engelhardt is currently VP, Sales & Marketing for the company’s Western European Operations, where he has successfully integrated the marketing of these operations, strategised pricing policies, product mix, positioning and enhanced market share in the region. He has over 30 years experience in the steel industry and joined the company in 1999.

Mr. Frantisek Chowaniec

Mr. Chowaniec, currently CEO of both Mittal Steel Poland and Mittal Steel Ostrava continues his responsibility as CEO of Mittal Steel Poland and assumes responsibility as Vice Chairman of Mittal Steel Ostrava’s Supervisory Board. Mr. Chowaniec has been successful at implementing turnaround strategies at both Mittal Steel Poland and Mittal Steel Ostrava since their acquisitions by Mittal Steel in 2004 and 2002 respectively. He previously held a variety of technical and techno-commercial positions at Mittal Steel Ostrava since first joining the company in 1974.

Mr. Gregor Munstermann

Mr. Munstermann, currently CEO at Mittal Steel Hamburg, assumes responsibility as CEO at Mittal Steel Ostrava. This new position is a reflection of the success Mr. Munstermann has achieved in further enhancing cost and quality improvements at Mittal Steel Hamburg. Prior to becoming CEO at Mittal Steel Hamburg in March 2001, Mr. Munstermann was General Manager of the Steel Plant and the Direct Reduction Plant. He and has over 16 years experience in the steel industry.

Mr. K.A.P Singh

Mr. Singh, currently COO at Mittal Steel Ostrava, assumes responsibility as CEO at Mittal Steel Galati. Mr. Singh has over 40 years experience in the steel industry. He joined Mittal Steel Lazaro Cardenas in 1999 as Executive Director, Operations and was elevated in 2000 to CEO. He moved to Mittal Steel Ostrava in 2002 as COO and a member of the Management Board, to oversee all operational aspects of the business. He was appointed COO at Mittal Steel Poland in 2004 and played a major part in the successful turnaround of both CEE operations.

Mr. Hans Rosenstock

Mr. Rosenstock, currently Director, Technical at Mittal Steel Ruhrort and Mittal Steel Hochfeld, assumes responsibility as COO at Mittal Steel Galati. In 2004 Mr. Rosenstock held additional temporary operational responsibility for Mittal Steel’s Duisburg operations.

Mr. Lutz Bandusch

Mr. Bandusch, currently General Manager of the DR and Steel Plant at Mittal Steel Hamburg, assumes responsibility as CEO, Mittal Steel Hamburg. Mr. Bandusch joined Mittal Steel Hamburg in 1994 and held various positions before his appointment as General Manager in 2001. Mr. Bandusch is actively involved in the Group’s Knowledge Management Programme and has made suggestions for improving operational performance at various Mittal Steel EAF operations.

Mr. Bernd Webersinke

Mr. Webersinke, who had been seconded as Director, Technology and Projects, at Mittal Steel Poland, where he was responsible for implementation of the company’s capital investment programme, returns as CEO of Mittal Steel’s Duisburg operations, a position he has held since 1997. Mr. Webersinke has over 26 years experience in the steel industry.

Mr. Bernard Laupretre

Mr. Laupretre, currently CEO at Tréfileurope, assumes responsibility as CEO for both Mittal Steel Gandrange and Tréfileurope. Mr. Laupretre has served as CEO of Tréfileurope, a wire drawing company, since September 2002. He has additionally been responsible for overseeing operations at SMR since 2004. Mr. Laupretre has given Tréfileurope an enhanced customer and cost focus as well as improved its market positioning. He joined the company in February 1990 and has held various senior management positions.

About Mittal Steel

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of 42.1 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.